SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A/A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of Ivy Funds, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

IVY FUNDS

(Exact Name as Specified in Charter)

6300 Lamar Avenue, P.O. Box 29217, Shawnee Mission, Kansas	66201-9217
Address of Principal Business Office (No. & Street, City, State)	(Zip Code)

Registrant’s Telephone Number, including Area Code (913) 236-2000

Kristen A. Richards

6300 Lamar Avenue

P.O. Box 29217

Shawnee Mission, Kansas 66201-9217

(Name and Address of Agent for Service of Process)

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes    ☒*                No    ☐

*Ivy Funds filed an amendment to the registration statement of Ivy Funds, Inc., a Maryland corporation, under and pursuant to the provisions of section 8(b) of the Investment Company Act of 1940 on March 31, 2010, to be effective on April 1, 2010, concurrently with the filing of this Form N-8A/A, amending and adopting such registration statement as its own pursuant to Rule 414 under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amendment to the Notification of Registration to be duly signed on its behalf, in the City of Overland Park, and State of Kansas, on the 1st day of April, 2010.

IVY FUNDS

By:/s/Mara D. Herrington

Name: Mara D. Herrington

Title: Vice President

Attest:/s/Kristen A. Richards

Name: Kristen A. Richards

Title: Assistant Secretary